July 7, 2006

VIA EDGAR AND UPS

Kathleen Kerrigan

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-3561

Re:	Sharper Image Corporation Form 10-K for the fiscal year ended January 31, 2006 Filed May 1, 2006

Dear Ms. Kerrigan:

As requested, we are writing to inform you that the Company intends to respond to the Staff’s letter dated May 31, 2006 in connection with the above filing on approximately July 24, 2006.

Please feel free to call me at (415) 445-6142 with any comments or questions with respect to the foregoing.

Sincerely,

/s/ Jeffrey P. Forgan

Jeffrey P. Forgan

Executive Vice President, Chief Financial Officer

cc:	Michael Moran, Accounting Branch Chief	Michael Vanderklugt
	Securities and Exchange Commission	Deloitte & Touche, LLP

Bruce K. Dallas
	Sarah K. Solum	Tracy Y. Wan
	Matthew E. King	Daniel W. Nelson
	Davis Polk & Wardwell	Sharper Image Corporation